UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Item 8.01.  Entry Into a Material Definitive Agreement.

Entry into Share Purchase Agreement

On April 3, 2026, Nvni Group Limited (the “Company”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Beyondsoft International (Singapore) Pte. Ltd., a company incorporated under the laws of Singapore (the “Seller”), pursuant to which the Company has agreed to acquire 51% of the total issued share capital of a new holding company to be established in connection with a restructuring of the Seller’s IT consulting and services business with operations in the United States, Brazil and Singapore (the “Holdco”), for an aggregate purchase price of $80,700,000, subject to adjustment as set forth in the Share Purchase Agreement (the “Purchase Price”). A copy of the Share Purchase Agreement is furnished as Exhibit 10.1 hereto.

Key Terms. The Purchase Price is payable in two equal installments: (i) 50% due on or prior to December 31, 2026, and (ii) 50% due on or prior to December 31, 2029, in each case together with simple interest accruing at a rate of 8% per annum on the unpaid balance, payable quarterly commencing March 31, 2027. The Company has the right to prepay any unpaid amounts at its sole discretion. On or prior to closing, the Company will pledge all of the acquired shares in the Holdco to the Seller as security for payment of the Purchase Price and all accrued interest thereon, subject to partial release upon payment of corresponding portions of the Purchase Price.

The closing of the transaction (the “Closing”) is subject to the satisfaction or waiver of closing conditions, including, among others, consummation of the restructuring of the Seller’s business into the Holdco structure, execution of a shareholders agreement among the Company and the Seller, and execution of a transition services agreement. Pursuant to the shareholders agreement, the Seller will be entitled to appoint two of five seats on the board of the Holdco and will have approval rights with respect to certain specified corporate actions. The acquired shares will not transfer to the Company until Closing.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is furnished as Exhibit 10.1 hereto and is incorporated herein by reference. On April 6, 2026, the Company issued a press release announcing the transaction, a copy of which is furnished as Exhibit 99.1 hereto.

Incorporation by Reference

This report on Form 6-K is incorporated by reference into the Company's registration statement on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-292939).

Cautionary Statement Regarding Forward Looking Statements

This Report on Form 6-K contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “potential,” “will” and similar expressions.

These forward looking statements include, without limitation, statements regarding the proposed share purchase, including the expected timing and completion thereof and the anticipated benefits of the transaction.

These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including, among others, the risk that the transaction may not be completed in a timely manner or at all, the failure to satisfy closing conditions or obtain required approvals, and other factors beyond the Company’s control.

Forward looking statements speak only as of the date they are made, and the Company undertakes no obligation to update them, except as required by law.

Additional Information Regarding the Proposed Transaction

There can be no assurance that the proposed share purchase will be completed on the terms described herein or at all. The completion of the transaction is subject to a number of conditions, including, among others, the receipt of required shareholder, regulatory and other approvals and the satisfaction of other closing conditions.

In addition, the success of the transaction, if completed, will depend in part on the ability of the parties to realize the anticipated benefits of the transaction. There can be no assurance that the anticipated benefits will be realized in the expected timeframe or at all. The transaction may also involve risks related to the integration of the businesses, including the potential disruption of ongoing operations, diversion of management’s attention and the retention of key personnel.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Purchase Agreement, dated April 3, 2026, by and between Nvni Group Limited and Beyondsoft International (Singapore) Pte. Ltd.
99.1	Press Release of Nvni Group Limited, dated April 6, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: April 6, 2026

/s/ Pierre Schurmann
Name:	Pierre Schurmann
Title:	Chief Executive Officer

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